02050399

EXECUTED COPY

RECD S.E.C.
AUG 5 2002
1086

P.E.
8/5/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 5, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Announces Accumulated Consolidated Financial Results for the Second Quarter of 2002

For further information, please contact:

Nilson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel. : (55-71) 387-7610
Fax : (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

Salvador – Brazil, July 23, 2002 – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) today announced its consolidated financial results for the six months ended June 30, 2002 stated in nominal reais and in accordance with the Brazilian Corporate Law. For the second quarter of 2002, the Company registered a consolidated net profit of R$5.2 million.

Highlights (Consolidated)

Year-to-date (in thousands of reais)	June 30, 2002	June 30, 2001	Change
Net operating revenue	211.159	184.443	14%
EBITDA	71.487	58.283	23%
EBITDA Margin	33,9%	31,6%	230 b.p.
Operating profit	9.816	2.617	275%
Net profit	5.219	1.413	269%
Capital	305.396	305.396	-
Capital stock (in thousand of shares)	479.445.039	479.445.039	-
EPS (in reais)	0,00001	0,00000	-
Digitalization (%)	80	66	1400 b.p.
Cellular lines in service	885	740	20%
Contract customers (000)	313	324	-3%
Prepaid customers (000)	572	416	38%

1. Relevant Facts:

- Tele Leste Celular registered 20% growth in its customer base during the first six months of 2002 compared to the same period of the previous year. The number of customers reached 885,000.
- Digitalization has already reached 80%.
- The Company earned the *Company of the Year* award in the state of Sergipe and the prize *Top Website* in the state of Bahia.

During the first half of 2002, Tele Leste Celular has continued focusing its efforts on expanding and modernizing its network and providing a broader range of services with better quality, thus preparing the Company, both administratively and commercially, for the new business environment which is unfolding.

The initiatives of Tele Leste Celular during the first six months of 2002 resulted in the expansion of the customer base and the consolidation of the market leadership in the states of Bahia and Sergipe. By focusing, principally, on the digitalization of its cellular network, operational optimization, creation of services integrated with new technologies and the quality of customer service, the Company has strengthened its commercial and administrative structures, adjusting its operations to cope with an even more competitive scenario after the start up of new competitors in the region.

During the first semester of 2002, Tele Leste Celular's customer base grew 20% compared to the same period of the previous year. At June 30, 2002, the number of customers had reached 885,000, of which approximately 572,000 were prepaid users. The Company achieved a significant rate of digitalization as the number of customers using digital services reached 80% (66% at June 33, 2001), which was primarily a result of the capital expenditures made in expansion and technology.

The creation of new services aims at providing solutions to the mobility demands and expectations of customers who are becoming increasingly more sophisticated. In June 2002, during the FIFA World Cup, the Company offered automatic roaming capabilities to travelers in Korea and special handset rental service to its subscribers traveling in Japan.

According to a poll sponsored by Atento, a telemarketing service provider, the Company's customer service, which has already received the ISO 9002 certification from the Brazilian Bureau Veritas Quality International (BVQI) since 1999, was nominated as the best one among several Brazilian cellular providers. In the quest for a better performance, the Company's Call Center has recently implemented a Customer Relationship Management (CRM) program, a project that counts with the effective participation of everyone belonging to the customer service chain.

In addition to the points program and advantage club "Mundo de Vantagens MoviStar Top" (World of Advantages MoviStar Top) designed to target contract customers, Tele Leste Celular developed other efforts to enhance customer retention during the first semester of 2002. For instance, the Programa Favoritos ("Frequent-party-user Program") provides discounts of up to 30% for local calls made by contract subscribers to up to 5 other customers chosen by the user.

Users of the prepaid plan benefited again, in April and May 2002, from the program "Bônus por Ligação Recebida" (Bonus per Incoming Call), which consists of granting credits of R$0.04 for every incoming minute of airtime, as well as for every time voice mail is accessed, up to the monthly limit of R$15.00 and void after 30 days.

In April 2002, Telergipe Celular achieved the mark of 150,000 customers, registering a customer base 5 times greater than the one existing in the state of Sergipe before the privatization of the Brazilian telecommunications sector in 1998. The Company's operating subsidiary has a strong brand name within the community of the state in which it operates, having been elected the Company of the Year for 3 consecutive times and earning the award Top of Mind twice in a row. In the state of Bahia, Telebahia Celular earned first place for Top Website prize, a contest promoted by the Associação dos Dirigentes de Vendas da Bahia (ADVB), including the Grand Prix Award for the best Internet website in all competing categories.

Tele Leste Celular continues to expand its corporate segment businesses, emphasizing the introduction of services of the e-mocion product line, based on the Wireless Application Protocol (WAP) technology. The Company launched the e-mocion Beep, which consists of automatic text messages that notify customers whenever news or information of the customers' interest becomes available on the Internet. This service is one of the most used mobile Internet tools worldwide and facilitates access to prompt data by users of the e-mocion service.

2. Financial Figures (Consolidated)

Year-to-date (in thousand of reais)	**June 30, 2002**	**June 30, 2001**	**Change 2Q 2002-2Q 2001**
Gross operating revenue	289.093	245.107	18%
Net operating revenue	211.159	184.443	14%
EBITDA	71.487	58.283	23%
EBITDA margin (%)	33,9%	31,6%	230 b.p.
Net profit	5.219	1.413	269%
Total assets	896.950	876.512	2%
Shareholders' equity	450.775	453.376	-1%

Tele Leste Celular registered a net profit of R$5.2 million in the first six months of 2002. The Company's operating performance in the first semester of the year resulted, principally, from the increase of revenue from services, the stabilization of customer acquisition costs and the improvement of internal processes.

At June 30, 2002, the Company's accumulated net revenue for the year reached R$211.2 million, representing a growth of 14% compared to the same period of the previous year (R$184.4 million). This growth was principally due to the expansion of the customer base, increases in service tariffs, revenue from usage charges and monthly subscription fees. Furthermore, the growth in the number of prepaid users and promotional incentives for incoming calls resulted in an increase in interconnection revenue. Additional services presented an increase in revenue, mainly due to intensified usage of supplementary and other services aimed at corporate customers, and data and messaging services.

In the first six months of 2002, the cost of goods and services registered a 17% increase compared to the same period of the previous year. The increase in costs of goods and services in the period resulted principally from higher depreciation expenses due to an increase in the Company's fixed assets, increased interconnection expenses due to the growth of the customer base, especially prepaid users, and an increase in the cost of goods sold due to a higher volume of handsets sales.

At June 30, 2002, the Company registered an operational cash flow (EBITDA) of R$71.5 million. The Company's accumulated EBITDA margin for the year was 33.9%, representing an improvement of 230 basis points compared to the first three months of 2001 (margin of 31.6%).

In the first semester of 2002, the Company's net financial expense registered a 13% reduction compared to the same period of the prior year. This decrease resulted from an improvement in operating cash flow, reduction of financial debt and the continuous implementation of a hedging strategy. The Company's long positions in foreign exchange swaps, aims at easing the impact of the currency risk on the Company's dollar denominated debt, due to the unstable local and international economic environment.

The Company's consolidated net profit for the first half of the year was R$5.2 million, a growth of 269% compared to the first six months of 2002. The performance of the Company reflects the adoption of a commercial strategy aimed at growth and profitability and the maintenance of sound market leadership in the region.

#######

Plans and Services

Contract Plans

MoviStar Basic – Plan suitable to customers with a non-specific usage pattern. The services included in the digital basic plan are MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Personal – The MoviStar Personal plan, which is intended for subscribers who only make limited use of the system during the day and concentrate their calling activity at night and on weekends. The MoviStar Personal includes the following: MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Professional – A family of plans suitable to customers who use the system intensively, especially during business hours, with options that include up to 80, 150, 200 or 400 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, three-way Calling, e-mocion, Torpedo and Data/Fax.

MoviStar Travel – The MoviStar Travel plan is designed for frequent travelers and has the additional feature of not imposing extra roaming charges for calls made within the region.

Standard – Reference plan for the company, which is associated with the reference basket of tariff and fees. It is intended for subscribers who have no specific usage pattern. This service plan includes MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Free 80 and Free 200 – These plans are designed for frequent users, especially during business hours, with up to 80 and 200 minutes of airtime included per month, respectively. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, e-mocion, Torpedo and Data/Fax.

Night – This plan is intended for users who concentrate their calling activity at night and on weekends, offering 40 minutes of monthly airtime to calls directed at fixed telephones, during evenings and weekends (off-peak hours). These service plans include MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Prepaid plans

MoviStar/Easy Day – which is designed for prepaid users whose calling activity is concentrated during the daytime. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Night – which is designed for prepaid users whose calling activity takes place primarily at night. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Fix – which is intended for prepaid users who have no specific additional usage patterns. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

Corporate plans

Free Company 30 and Free Company 80 – These plans are both intended for corporate business subscribers who use the system intensively, especially during business hours, with versions including up to 30 and 80 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

MoviStar Enterprise – Intended for corporate subscribers who have no specific usage pattern, and grants progressive discounts according to use. The MoviStar Enterprise service plan includes MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

Services

MoviStar Torpedo – This service allows users to send text messages containing up to 147 characters, using digital handsets to other digital users of Telebahia Celular/Telergipe Celular. The Company charges R$0.20 per message delivered.

Torpedo Web – This service allows users to send text messages containing up to 147 characters, using the Company's web to other digital users of Telebahia Celular/ Telergipe Celular, accessing the web link "MoviStar Net". This is a free service.

Torpedo Mail – This service allows users to send text messages containing up to 147, using e-mail tools, such as Outlook, Lotus Notes, Eudora: the e-mail address is formed by user phone number@movistarnet.com.br. This is a free service.

Torpedo Chat – This service creates a chat environment in the cellular. The client can also create a chat room with its favorite subjects. All chat rooms can handle until 15 users.

Torpedo da Galera – This service allows users to send text messages to up to 10 persons simultaneously, as long as they are digital users of Telebahia Celular/Telergipe Celular.

Torpedo News Assinatura – This service allows users to receive text messages with the news from Brazil and the world, via WAP. Currently, there are to newswires: CNN and iBahia.

Torpedo News Extra – This service allows users to request specific types of news using WAP service.

Torpedo Games – This service allows users to play games using the WAP services.

E-mocion – Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and receive e-mails, access news and information, book flight reservations and buy CDs and other goods, through providers, which have a partnership with the Company. There is no additional subscription fee to use this service. The customer only pays for the airtime. Contract customers pay R$0.30 per minute during peak hours and R$0.20 per minute during off-peak hours. Prepaid users pay R$0.60 per minute during peak hours and R$0.40 per minute during off-peak hours. Through an agreement with Telesp Celular, Telerj Celular, Telest Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

My E-mocion – The service offers an automatic e-mail address which is: the long distance code + the phone number@emocion.com.br. The e-mocion MailBox can handle up to 50 messages in each box (inbox, recycle bin or save). The service also offers an address book with personal information such as name, surname, company, telephone number, cellular telephone number, e-mail, a timetable and other tools.

***365 –** Launched in January 1999, the service *365 is the result of a partnership between the Company and Brasil Assistência S.A. Some of the available services are: automotive assistance, home assistance, medical assistance, dentistry and hospital facilities, flower delivery, flight information and bookings, tickets to shows, restaurants and hotel reservations, medicine delivery, and others.

MoviStar Amigo "+" – Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 31, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in his account.

MoviStar Gestão – The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of their lines and also control their costs.

@viso Empresa – Allows the simultaneous delivery of text messages to one or more customers of Telebahia Celular/Telergipe Celular. This service is offered only to large corporate customers.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

ASSETS

	Company		Consolidated	
	June 30, 2002 (Unaudited)	March 31, 2002 (Unaudited)	June 30, 2002 (Unaudited)	March 31, 2002 (Unaudited)
CURRENT ASSETS:				
Cash and cash equivalents	12,110	12,328	52,255	33,333
Accounts receivable, net	-	-	69,917	73,752
Recoverable and deferred taxes	383	380	25,183	30,282
Inventories	-	-	14,664	12,621
Hedge operations - swap	-	-	28,125	895
Other	-	-	13,871	16,392
	12,493	12,708	204,015	167,275
NONCURRENT ASSETS:				
Recoverable and deferred taxes	8,711	8,203	194,350	194,492
Hedge operations - swap	-	-	30,972	3,037
Other	57	57	3,747	3,981
	8,768	8,260	229,069	201,510
PERMANENT ASSETS:				
Investments in subsidiaries	443,409	442,002	-	-
Property, plant and equipment	-	-	463,866	480,276
	443,409	442,002	463,866	480,276
Total assets	464,670	462,970	896,950	849,061

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT LIABILITIES:				
Payroll and related charges	2	-	3,895	3,170
Accounts payable	262	244	38,580	50,308
Taxes, other than taxes on income	45	9	13,247	12,056
Dividends	12,350	12,352	12,445	12,448
Interest on capital	1,235	1,239	1,631	1,635
Loans and financing	-	-	77,279	64,474
Hedge operations - swap	-	-	-	118
Other liabilities	1	1	24,282	19,445
	13,895	13,845	171,359	163,654
LONG-TERM LIABILITIES:				
Loans and financing	-	-	268,294	225,794
Hedge operations - swap	-	-	-	4,247
Reserve for contingencies	-	-	5,760	5,519
Pension plan	-	-	762	722
	-	-	274,816	236,282
SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION:				
Shareholders' equity-				
Capital stock	305,396	305,396	305,396	305,396
Capital reserves	124,401	124,401	124,401	124,401
Income reserves	15,722	15,722	15,722	15,722
Retained earnings	5,219	3,569	5,219	3,569
	450,738	449,088	450,738	449,088
Funds for capitalization	37	37	37	37
Total liabilities and shareholders' equity	464,670	462,970	896,950	849,061

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SEMESTER ENDED JUNE 30, 2002 AND 2001

(In thousands of Brazilian reais, except for earnings per thousand shares)

(Translation of the original in Portuguese)
(Unaudited)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE:				
Telecommunication services and products sold	-	-	289,093	245,107
	-	-	289,093	245,107
DEDUCTIONS:				
Value-added taxes	-	-	(44,416)	(35,684)
PIS and COFINS (taxes on revenue)	-	-	(9,764)	(8,388)
Discounts and returns	-	-	(23,754)	(16,592)
	-	-	(77,934)	(60,664)
NET OPERATING REVENUE	-	-	211,159	184,443
Cost of services	-	-	(93,426)	(84,015)
Cost of sales	-	-	(19,160)	(12,314)
	-	-	(112,586)	(96,329)
GROSS PROFIT	-	-	98,573	88,114
OPERATING (EXPENSES) INCOME:				
Selling	-	-	(54,260)	(46,605)
General and administrative	(1,170)	(1,985)	(24,402)	(27,883)
Financial income (expenses), net	1,663	1,070	(10,777)	(12,357)
Other, net	(63)	(39)	682	1,348
Equity pick-up	4,923	2,055	-	-
INCOME FROM OPERATIONS	5,353	1,101	9,816	2,617
NONOPERATING EXPENSES, NET	-	-	(188)	(17)
INCOME BEFORE TAXES	5,353	1,101	9,628	2,600
Taxes on income	(134)	-	(8,002)	(1,999)
Deferred income tax	-	312	3,593	812
NET INCOME	5,219	1,413	5,219	1,413
EARNINGS PER THOUSAND SHARES OUTSTANDING AT END OF PERIOD- R$	0.011	0.003		

The accompanying notes are an integral
part of these statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

Tele Leste Celular Participações S.A. (the "Company") is a publicly-traded company controlled by Iberoleste Participações S.A. ("Iberoleste") which, as of June 30, 2002, owns 53.81% of the voting capital and 21.90% of total capital. Iberoleste is a subsidiary of Telefónica S.A.

The Company is the holding company of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them by the Federal Government. The subsidiaries operate under concessions for an initial period of 15 years. The concessions of Telebahia and Telergipe expire on June 29, 2008 and December 15, 2008, respectively, but can be renewed for an additional 15 years by decision of the granting authorities.

The subsidiaries' activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

These financial statements include the accounts of the Company and its subsidiaries, Telebahia and Telergipe, with a 100% ownership in all periods presented.

In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

The consolidated financial statements as of March 31, 2002 and June 30, 2001 were, when necessary, reclassified for better comparability.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the presentation of the quarterly financial statements for the period ended June 30, 2002 are consistent with those set forth in the Notes to the financial statements as of December 31, 2001.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Banks	22	52	1,063	1,691
Temporary cash investments	12,088	12,276	51,192	31,642
	12,110	12,328	52,255	33,333

Temporary cash investments are represented principally by fixed income instruments (Bank CD's).

5. ACCOUNTS RECEIVABLE

	Consolidated	
	June 30, 2002	March 31, 2002
Unbilled services	14,378	13,853
Billed services	40,865	39,889
Interconnection	17,527	20,766
Ruralcel	1,026	822
Receivables from products sold	9,811	10,599
Allowance for doubtful accounts	(13,690)	(12,177)
	69,917	73,752

The Ruralcel balance refers to the use of the Company's mobile telecommunication platform by Telemar Norte Leste S.A. (Sergipe), to render services to customers located in the rural area of the state of Sergipe.

Changes in the allowance for doubtful accounts are as follows:

	Consolidated	
	2002	2001
Beginning balance	11,606	11,394
Provision complement - 1st quarter	3,279	3,609
Write-offs - 1st quarter	(2,708)	(3,910)
Ending balance as of March 31	12,177	11,093
Provision complement - 2nd quarter	3,763	3,384
Write-off - 2nd quarter	(2,250)	(2,972)
Ending balance as of June 30	13,690	11,505

6. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Recoverable income tax	6,525	6,329	21,173	26,788
Recoverable social contribution tax	1,054	1,022	1,481	1,543
Recoverable ICMS (state VAT)	-	-	15,727	15,473
Withholding income tax	722	379	1,161	652
Recoverable taxes	8,301	7,730	39,542	44,456
Deferred tax credits	133	207	178,979	179,468
Other	660	646	1,012	850
	9,094	8,583	219,533	224,774
Current	(383)	(380)	(25,183)	(30,282)
Noncurrent	8,711	8,203	194,350	194,492

The amount of the fees to the Telecommunications Fiscalization Fund (FISTEL) paid on subscription fees generated monthly during the year is deferred for amortization over the estimated period of the customers continuing with the subsidiaries, equivalent to 24 months.

Additionally, a FISTEL fee is paid in March on the previous year's mobile and radio-based stations in operation. This fee is periodically allocated to income during the current year.

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Credits on:				
Tax losses	133	207	86,467	81,786
Tax credits from corporate restructuring	-	-	80,420	86,694
Allowance for doubtful accounts	-	-	4,655	4,140
Accelerated depreciation	-	-	3,608	3,055
Reserve for contingencies	-	-	1,959	1,877
Accrual for rewards program	-	-	825	844
Income tax over PIS and COFINS	-	-	548	378
Provision for pension plan	-	-	259	245
Reserve for inventory adjustments	-	-	238	449
	133	207	178,979	179,468
Current	-	-	(512)	(725)
Noncurrent	133	207	178,467	178,743

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of these tax credits occurs in the same proportion as the amortization of goodwill. The period for amortization of Telebahia's goodwill is five years and ten years for Telergipe. Studies by external consultants used in the restructuring process support the realization of these tax credits over the amortization periods. Considering the economic and operating results to date and the trends of recoverability based on such scenario, the Company is reviewing the goodwill amortization period for Telebahia.

b. In July 2002, CVM Instruction No. 371 was enacted, establishing additional conditions for the accounting recognition and maintenance of deferred charges arising from temporary differences and tax loss carryforwards, as follows:

    - Presentation of profitability history based on the generation of taxable income in at least three of the last five years or presentation of grounded actions implemented for the future generation of taxable income;

    - Presentation of the expected generation of future taxable income, discounted to present value based on the estimated realization period, grounded on a technical feasibility study, permitting the realization of the deferred tax assets over a period not exceeding ten years.

In the last three years, Telebahia and Telergipe did not present taxable income principally due to the actions implemented in the first two years of operation for expanding its customer base in view of competitors' actions and for increasing its market share. Accordingly, subsidies to the sale of cellular handsets were one of the main factors that adversely affected the results. Last year, the Companies resumed their sustained-growth strategy, which permitted improvement in the results.

It should be emphasized that the tax losses over the last two years increased due to the goodwill amortization (see Note 26).

Preliminary studies that will be timely submitted to top management indicate the full recovery of the amounts recognized by the Subsidiaries within the time frames established by the Instruction. Based on these studies, the expected period for the realization of these assets is up to 8 years. The Instruction also establishes that periodic studies must be carried out to support the maintenance of the recorded amounts.

c. Temporary differences - realization of these assets will occur based on the payments of related accruals, effective losses on uncollectable receivables and on inventory realization.

7. INVENTORIES

	Consolidated	
	June 30, 2002	March 31, 2002
Cellular phones and accessories	15,148	13,693
Reserve for losses	(701)	(1,321)
Materials	217	249
	---------	---------
	14,664	12,621
	=====	=====

A provision was recognized to cover losses on costs of products considered obsolete or whose quantities are higher than those usually traded by the Company over a reasonable period. Possible losses due to the difference between the cost and sale price of cellular phones are only recognized when the sale is made, since these losses are considered as cost of acquisition of new customers.

8. OTHER ASSETS

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Deferred FISTEL fee	-	-	9,698	13,527
Prepaid expenses	-	-	3,773	3,043
Advances	-	-	1,418	1,405
Tax incentives - FINOR/FINAM	57	57	1,447	1,447
Other	-	-	1,282	951
	57	57	17,618	20,373
Current	-	-	(13,871)	(16,392)
Noncurrent	57	57	3,747	3,981

9. INVESTMENTS IN SUBSIDIARIES

Changes in investments are summarized as follows:

	Telebahia	Telergipe	Total
Balances as of December 31, 2000	396,389	36,338	432,727
Equity pick-up	3,370	(1,315)	2,055
Balances as of June 30, 2001	399,759	35,023	434,782
Equity pick-up	1,357	2,795	4,152
Effects of pension plan adjustments in subsidiaries	(171)	(277)	(448)
Balances as of December 31, 2001	400,945	37,541	438,486
Equity pick-up	1,965	1,551	3,516
Balances as of March 31, 2002	402,910	39,092	442,002
Equity pick-up	731	676	1,407
Balances as of June 30, 2002	403,641	39,768	443,409

Information on the Company's investments is shown below:

	Telebahia		Telergipe	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Total shares owned (100%):				
Common (thousand shares)	17,977,722	17,977,722	1,011,043	1,011,043
Capital stock	357,819	357,819	34,649	34,649
Shareholders' equity	403,641	402,910	39,768	39,092
Book value per thousand shares - R$	22.45	22.41	39.33	38.67

	Telebahia		Telergipe	
	Semesters ended June 30,		Semesters ended June 30,	
	2002	2001	2002	2001
Net revenue	174,573	153,760	39,440	31,973
Gross profit	79,058	72,383	19,515	15,730
Income (loss) from operations	5,990	5,387	3,396	(1,815)
Net income (loss)	2,696	3,370	2,227	(1,315)
Total Assets	762,118	738,079	115,346	118,452

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
	Annual depreciation rates - %	June 30, 2002			March 31, 2002		
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Construction in progress	-	79,716	-	79,716	116,721	-	116,721
Automatic switching equipment	14.29	95,473	(43,873)	51,600	87,506	(40,706)	46,800
Transmission	14.29	372,068	(205,670)	166,398	348,438	(192,987)	155,451
Buildings/Infrastructure	4.00	86,293	(22,935)	63,358	81,420	(21,475)	59,945
Terminal equipment	33.00	55,324	(26,354)	28,970	53,603	(22,273)	31,330
Telephone equipment	12.50	5,628	(2,064)	3,564	5,582	(1,887)	3,695
Platform	14.29	34,393	(9,658)	24,735	33,293	(8,415)	24,878
Intangible assets	20.00	37,244	(10,991)	26,253	33,039	(9,349)	23,690
Other	10.00 – 20.00	34,310	(15,038)	19,272	31,500	(13,734)	17,766
		800,449	(336,583)	463,866	791,102	(310,826)	480,276

11. ACCOUNTS PAYABLE

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Suppliers (materials and services)	262	244	33,484	44,775
Interconnection	-	-	4,835	5,226
Other	-	-	261	307
	-----	-----	---------	---------
	262	244	38,580	50,308
	===	===	=====	=====

12. TAXES

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
ICMS (state VAT)	-	-	7,497	7,722
COFINS (tax on revenue)	11	7	3,571	2,428
PIS (tax on revenue)	2	2	1,774	1,401
Income tax on income	23	-	23	-
Social contribution tax on income	9	-	9	-
FISTEL (regulatory charge)	-	-	373	505
	---	---	--------	---------
	45	9	13,247	12,056
	==	==	=====	=====

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts for COFINS and PIS, R$1,019 and R$1,173 (R$712 and R$803 as of March 31, 2002) refer to the amounts not being paid by Telebahia and Telergipe, respectively, based on preliminary court decisions which determined the suspension of payments until a final court decision.

13. LOANS AND FINANCING

a. Composition of Debt

	Currency	Annual charges	Consolidated June 30, 2002	Consolidated March 31, 2002
Financial institutions				
Citibank – OPIC	US$	3.0% + LIBOR	106,650	87,135
Several – Resolution No. 63	US$	1.90% - 14.35%	74,393	61,514
NEC do Brasil S.A.	US$	0.6875% - 2.5% + LIBOR and 7.3%	8,061	7,960
Santander (debt assumption)	US$	0.68%	-	1,412
European Investment Bank	US$	0.15% + LIBOR	149,253	121,943
ABN Amro Bank	US$	0.4% + LIBOR	3,176	4,521
Accrued interest			4,040	5,783
			345,573	290,268
Current			(77,279)	(64,474)
Long-term			268,294	225,794

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. and ABN Amro Bank refer to financing of property items.

b. Maturities

The long-term portion as of June 30, 2002 matures as follows:

2003	51,056
2004	65,987
2005	1,998
2006	-
2007	-
2008	149,253
	268,294

c. Guarantees and Derivatives

Bank	Guarantees	Consolidated June 30, 2002	Consolidated March 31, 2002
Citibank	Tele Leste Celular and political risk guaranteed by Overseas Private Investment Corporation (OPIC)	106,650	87,135
BankBoston – Resolution No. 63	Tele Leste Celular	56,888	46,472
NEC do Brasil S.A.	Tele Leste Celular	8,061	7,960
European Investment Bank:			
Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana	108,584	88,715
Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana and Tele Leste CelularParticipações S.A.	40,669	33,228
ABN Amro Bank	Tele Leste Celular	3,176	4,521
		324,028	268,031

The subsidiaries have exchange hedges in the total amount of US$123,406,000 (reference value) equivalent to approximately 100% of foreign currency debt as of June 30, 2002. As of that date, the Company recorded a gain of R$55,585 on its hedge operations, with a balance of R$59,097 in assets.

14. OTHER LIABILITIES

	Consolidated June 30, 2002	Consolidated March 31, 2002
Salary premiums	2,022	810
Telerj Celular S.A. (Note 23)	519	1,356
Advances from customers – prepaid recharge cards	2,217	2,147
Technical assistance fees (Note 23)	13,132	12,221
Accrual for rewards program	2,426	2,482
Other	3,966	429
	24,282	19,445

In August 2001, the subsidiaries started a rewards program, which transforms calls into points, for future exchange for cellular phones. Points accumulated are accrued as they are earned and considering the expected utilization based on the registered customer's consumption profile. The accrual is reduced when the customer obtains the phone.

15. RESERVE FOR CONTINGENCIES

	Consolidated	
	June 30, 2002	March 31, 2002
Tax	2,646	2,468
Labor	1,243	1,228
Civil	1,871	1,823
	-------	-------
	5,760	5,519
	====	====

The reserves for tax, labor, and civil lawsuits represent estimates made by management, based on the opinion of legal counsel as to probable losses related to various pending lawsuits.

The subsidiaries are also parties to several lawsuits involving labor, tax and civil issues arising from normal operations, which are pending. The Company, based on the opinion of legal counsel, believes that the risk of loss on these lawsuits is not probable. The principal lawsuits are as follows:

a. Tax

- Telebahia was assessed due to the nonpayment of ICMS on activation revenue, complementary services and lack of reversal of ICMS credit related to acquisition of property items, electric energy and communication services arising from the provision of non-taxed communication services. The amount involved is R$8,014.

- Telergipe was assessed in relation to ICMS on operations with phone sets and telecommunications services provided, totaling R$2,963, challenging: a) lack of reversal and undue credit utilization; b) untimely underpayment of taxes on telecommunications services.

- Telebahia was assessed due to the nonpayment of ISS (service tax) on chattel rentals, technical assistance and equipment maintenance (lease of means). The amount involved is R$6,342.

The Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a reserve in the financial statements as of June 30, 2002.

b. Labor and civil

Include indemnity claims against the subsidiaries involving amounts of approximately R$4,396. Additionally, the subsidiaries are parties to a number of claims from employees totaling approximately R$2,233. Accrued amounts in the financial statements as of June 30, 2002 are based on the opinions of the subsidiaries' legal counsel.

16. SHAREHOLDERS' EQUITY

a. Capital Stock

As of June 30, capital is composed of shares without par value, as follows:

	Number (thousands)
Common shares	166,008,044
Preferred shares	313,436,995
	479,445,039

b. Dividends

Preferred shares are entitled to minimum noncumulative cash dividends of 6% per year on the paid-up capital attributable to those shares. After the minimum dividend is paid to preferred shareholders, holders of common shares can receive the same dividends as those paid on preferred shares, as long as there is an available balance.

Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

c. Special Reserve for Expansion and Modernization

This reserve was recognized to cover expansion and modernization plans for the subsidiaries' facilities and services. Recognition of this reserve was approved on March 9, 2000. Under the provisions of article 189 of Brazilian corporate law, a portion of this reserve was absorbed by part of the net loss for 2000. In December 2001, another portion was reversed to be distributed as part of dividends and for absorption of prior-year adjustment generated by the recognition of liabilities related to the pension plan (see Note 25).

d. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring.

17. NET OPERATING REVENUE

	Consolidated	
	Semesters ended June 30,	
	2002	2001
Monthly subscription charges	25,257	21,951
Usage charges	118,460	102,192
Charges for use outside the concession area	3,504	3,454
Additional charges per call	13,264	11,128
Interconnection (network usage charges)	87,676	80,970
Lease of means - Ruralcel	600	553
Additional services	5,939	3,653
Gross operating revenue	254,700	223,901
Products sold	34,393	21,206
	289,093	245,107
Revenue deductions	(77,934)	(60,664)
Net operating revenue	211,159	184,443

18. COST OF SERVICES AND SALES

	Consolidated	
	Semesters ended June 30,	
	2002	2001
Depreciation	(37,229)	(34,232)
Personnel	(1,558)	(1,384)
Products sold	(19,160)	(12,314)
Materials, rent and insurance	(8,752)	(8,497)
Outside services	(6,523)	(3,332)
Interconnection (network usage charges)	(20,658)	(17,512)
Network connections	(10,091)	(9,583)
FISTEL	(8,574)	(9,423)
Other	(41)	(52)
	(112,586)	(96,329)

19. SELLING EXPENSES

	Consolidated	
	Semesters ended June 30,	
	2002	2001
Depreciation	(10,847)	(6,667)
Personnel	(6,942)	(5,026)
Materials, rent and insurance	(1,958)	(1,817)
Outside services	(26,973)	(24,975)
Allowance for doubtful accounts	(7,042)	(6,993)
Other	(498)	(1,127)
	---------	---------
	(54,260)	(46,605)
	=====	=====

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated	
	Semesters ended June 30,			
	2002	2001	2002	2001
Depreciation	-	-	(2,818)	(2,410)
Personnel	(78)	(285)	(6,158)	(8,484)
Materials, rent and insurance	-	(16)	(706)	(715)
Outside services	(1,066)	(1,660)	(13,042)	(14,295)
Other	(26)	(24)	(1,678)	(1,979)
	--------	--------	---------	---------
	(1,170)	(1,985)	(24,402)	(27,883)
	====	====	=====	=====

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated	
	Semesters ended June 30,			
	2002	2001	2002	2001
Hedge operations, net	-	-	55,585	50,307
Income from temporary cash investments	1,165	1,035	2,607	5,639
Other interest	557	-	2,733	1,085
Charges on financial transactions	(50)	(7)	(8,229)	(14,286)
Monetary/Exchange variations, net	(9)	42	(63,453)	(55,102)
Other, net	-	-	(20)	-
	-------	-------	---------	---------
	1,663	1,070	(10,777)	(12,357)
	====	====	=====	=====

22. TAXES ON INCOME

The composition of income tax credits (expense) is as follows:

	Company		Consolidated	
	Semesters ended June 30,			
	2002	2001	2002	2001
Social contribution tax expense	(39)	-	(3,628)	(519)
Income tax expense	(95)	-	(4,374)	(1,480)
Deferred social contribution tax	-	86	1,681	248
Deferred income tax	-	226	1,912	564
	-----	-----	-------	-------
	(134)	312	(4,409)	(1,187)
	===	===	====	====

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates of 34%:

	Company		Consolidated	
	Semesters ended June 30,			
	2002	2001	2002	2001
Income before taxes	5,353	1,101	9,628	2,600
Tax expense at the official rate	(1,820)	(374)	(3,274)	(884)
Permanent additions:				
Nondeductible expenses	-	-	(207)	(267)
Other	-	(12)	-	(36)
Permanent exclusions:				
Equity pick-up	1,674	698	-	-
Other	12	-	122	-
Rate difference – Social Contribution Tax	-	-	(1,050)	-
	-------	------	--------	--------
Tax credits (expense) in statements of income	(134)	312	(4,409)	(1,187)
	====	===	====	====

Deferred taxes are calculated based on temporary differences (Note 6).

23. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication--These transactions involve the companies owned by same group, Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A. and Telefónica Servicios Móviles. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance--The subsidiaries pay Telefónica Móviles S.A. for technical assistance related to new services development.

(c) Rendering of Services--The following services are rendered by companies owned by the same group:

- Corporate services centralized at Telerj Celular S.A., transferred to other subsidiaries at costs effectively incurred.
- Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.
- Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.
- Implementation services for facilities' security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the Companies' other contracts.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	June 30, 2002	March 31, 2002
Current assets:		
Accounts receivable	191	1,642
Current liabilities:		
Accounts payable and accrued expenses	15,666	15,209

	Semesters ended June 30,	
	2002	2001
Net operating revenue from cellular telephony services	4,473	3,818
Cost of services rendered	2,126	2,128
Operating expenses:		
Services rendered	(3,252)	(5,271)
Technical assistance	(1,813)	(3,707)
Call center services	(4,486)	(2,912)

24. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company and its subsidiaries have evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, require considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates determined do not necessarily indicate the amounts which might be realized in the present market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's investments are carried under the equity method and consist of subsidiaries of strategic interest for the Company. Therefore, market value considerations are not applicable. Accounts receivable and accounts payable current balances approximate market values, due to the short-term maturities of these instruments.

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company will incur losses due to exchange rate fluctuations, and as a consequence, the balances of loans and financing denominated in foreign currency and related financial expenses will increase. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

As of June 30, 2002, all the Company's debt was denominated in U.S. dollars, and approximately 100% of the indebtedness was covered by asset positions for hedge operations (swap US$ versus CDI). Swap operations were made to cover the future maturities of the debt in U.S. dollars, subject to LIBOR, and fixed or variable interest. Unrealized gains or losses on these operations are included in income.

In addition to the hedge operations to cover the exchange risk related to U.S. dollars indebtedness, the Company maintains swap transactions (US$ versus CDI), in the total amount of US$11.400 thousand, to reduce the exchange rate devaluation impact over some non-financial operational commitments. As of June 30, 2002, the Company registered a net gain of R$320 related to these operations.

b. Interest Rate Risk

This risk originates from the possibility that the Company will incur losses due to interest rate fluctuations that would increase the financial expenses on loans and financing. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for derivative contracts, so as to protect itself against the risk of volatility in these rates.

As of June 30, 2002, the Company had R$345,573 in loans and financing, of which R$83,918 was subject to interest at fixed rates, and R$261,655 at floating rates (primarily LIBOR-based). The Company invests its excess cash (temporary cash investments of R$51,192 as of June 30, 2002) mainly in short-term instruments. The carrying values of these temporary cash investments are based on market quotations for these or similar instruments, or based on expected future cash flows, discounted at available investment rates, whenever there are no quotations for these instruments.

c. Credit Risk

The risk arises from the possibility that the Company will incur losses from the difficulty of receiving amounts billed to its customers, dealers of cell phones and distributors of prepaid recharge cards. To reduce this type of risk, the Company makes credit analysis to assist in managing late payment risk, and monitors subscribers' accounts receivable, interrupting the ability to make calls, in case the customer does not pay related bills. Regarding retailers and distributors, the Company maintains individual credit limits, based on analyses of the sales potential, risk history and default rate.

25. POST-RETIREMENT EMPLOYEE BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), resulting in a proposal for the restructuring of SISTEL's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For the other 91% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires.

The Company's contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

During the six-month period ended June 30, 2002, the subsidiaries contributed the amount of R$2 to the PBS Tele Leste Celular Plan and R$311 to the Visão Celular Plan.

As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its defined benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), ratified by CVM Resolution No. 01/2002. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in comparison with the plan's total liabilities. The total obligation recognized was R$448.

For the quarter ended June 30, 2002, the Company recorded, on a proportional basis, the actuarial cost forecast for 2002. The total amount recognized was R$83.

26. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of June 30, 2002, are as follows:

	Balances as as of spin-off date	Partial spin-off		March 31, 2002	June 30, 2002
		Telebahia	Telérgipe	Consolidated	
Balance sheet:					
Goodwill – spun-off	376,316	(355,879)	(14,285)	265,582	247,126
Reserves - spun-off	(251,972)	238,282	9,571	(178,888)	(166,706)
Net effect equivalent to tax credit	124,344	117,597	4,714	86,694	80,420
Statements of income:					
Goodwill amortization				18,456	36,912
Reversal of reserve				(12,182)	(24,364)
Tax credit				(6,274)	(12,548)
Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$80,420 as of June 30, 2002 (R$86,694 as of March 31, 2002), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 6).

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By ______________________

Name: Gilmar Roberto Pereira Camurra
Title: Vice-President